UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution on Split-Merger of POSCO Energy

On April 12th, 2019, the Board of Directors of POSCO resolved to split-off and merge the division of by-product gas power plant of POSCO Energy, one of its subsidiaries, into POSCO. The type of merger at concerned is a small-scale merger, which is based on the Article 527-3 of the Korean Commercial Act (“KCA”).

The information in detail is as follows:

Method of the Merger

•   In accordance with the Article 530-2 or 530-11 of KCA, POSCO Energy’s division of by-product gas power plant will be split off from POSCO Energy and merged into POSCO.

•   Acquiring Company: POSCO

•   Acquired/Target: POSCO Energy’s division of by-product gas power plant

Type of the Merger	Small-scale merger

Purpose of the Merger	Enhancing the company’s and its shareholders’ values by increasing the operation efficiency

Major Effects from the Merger

•   Upon completion of the merger, control of each company will remain unchanged since new shares regarding the merger are not to be issued.

•   POSCO will succeed the rights and obligations of POSCO Energy that is only limited to the division related to the merger.

•   The largest shareholder of POSCO will remain the same.

•   This merger is expected to bring benefits including reducing operation costs and increasing operation efficiency that will ultimately have positive impacts on POSCO’s financial condition.

Merger Ratio	Common Share 1 : 0.1145836 (POSCO : POSCO Energy)

Calculation Basis of Merger Ratio

(1)   Merger Unit Price of POSCO Common Share (listed company)

A:   Weighted average price of recent 1 month (March 12~April 11, 2019) : KRW 262,519

B: Weighted average price of recent 1 week (April 5~April 11, 2019): KRW 272,928

C: Price of recent date (April 11, 2019): KRW 269,500

Merger Unit Price [(A + B + C) / 3]: KRW 268,316

(2)   Merger Unit Price of POSCO Energy Common Share (unlisted company)

A:   Intrinsic value [(a × 1 + b ×1.5) ÷ 2.5]: KRW 30,745

a.   Value of Asset: KRW 22,680

b.  Value of Profitability: KRW 36,121

B: Relative value: N/A

Merger Unit Price: KRW 30,745

External Evaluation	Ernst & Young Han Young evaluated the value of POSCO Energy, which is an unlisted company. (Evaluation period: February 11th ~ April 11th, 2019) After the evaluation, Ernst & Young Han Young agreed the merger ratio is appropriate.

Category and Number of Issuing new shares for Merger	New shares will not be issued.

Other information for investors

•   In accordance with Article 527-3 of KCA, this small-scale merger will be approved by the Board of Directors of POSCO and will not be voted at the general meeting of shareholders.

•   The timeline of merger may be adjusted.

•   The merger shall not be effected if shareholders, who own no less than 20 percent of the total number of issued and outstanding shares of the company, give written notice to the company of their dissents to the merger within two weeks after the public merger announcement. In such case, further discussions with the acquired company are necessary to proceed.

•   POSCO will pay POSCO Energy KRW 1,163,692,490,287 on September 2nd, 2019 as a grant for the split-merger.

•   Changes in net assets occurred prior to the date of merger will be reflected on the merger financial statements.

•   The merger will take place only if the LNG terminal business transfer deal between POSCO and POSCO Energy signed on April 16th, 2019, is closed.

•   The merger deal may be halted if any party fails to fulfill obtaining any required government approval prior to the date of merger.

•   The merger contract between POSCO and POSCO Energy shall not come into effect if any reason set forth below occurs prior to the date of merger.

1)  If any party is responsible for the cause of repealing the contract, the party shall not break off the deal unless the other party consents in writing.

A)   Written agreement for the withdrawal of the merger deal between the parties is reached before the date of merger.

B)   If either party breaches the terms and duties of the contract, which may result in adverse effects, and fails to rectify the issues within 30 days after notification in writing.

C)   From the date of signing a contract to the date of merger, if any critical adverse effect occurs or is reasonably expected to occur in financial condition, business performance, or other business situation

D)   If a condition precedent ruled under the Article 12 of the contract is not satisfied

2)  If POSCO Energy’s creditors object to the merger with the total amount of bonds that exceeds KRW 700,000,000,000, POSCO Energy may break off the merger contract effective immediately in writing. In such case, POSCO may not hold POSCO Energy liable despite the terms of the Section 3-B below.

3) The following actions must be followed when the contract is repealed.

A) Within 14 days, both parties must destroy or return the provided data at a request by each counterpart.

B) In case of breaching the terms and duties of the contact, the cancellation of the contract shall not affect the rights to claim for damages and other liabilities.

<Company profile >

Company Name	POSCO Energy

Main Business	Thermal Power Plant

Consolidated Financial Status (as of December 31, 2018)			(in KRW)

Total Asset	3,867,670,614,865	Total Capital	269,189,995,000

Total Liabilities	2,646,632,871,609	Sales Revenue	1,841,186,655,247

Total Equity	1,221,037,743,256	Net Profit	-89,402,397,910

<Timeline>

Resolution on merger decision (The Board of Directors)	April 12, 2019

Notice of closing of the register of shareholders	April 15, 2019

Conclusion of a contract	April 16, 2019

Record date for closing of the register of shareholders	April 30, 2019

Period for closing of the register of shareholders	May 1, 2019 ~ May 8, 2019

Period for receiving shareholders’ objection on merger	April 30, 2019 ~ May 14, 2019

Resolution on merger approval (The Board of Directors)	June 14, 2019

Period for receiving creditors’ objection on merger	June 14, 2019 ~ August 30, 2019

Date of merger	September 1, 2019

Date of merger registration	September 9, 2019

*	The timeline may be adjusted.
**

If you wish to object to above merger, please contact Jayne Whalen at Computershare at +1-201-222-4412 to request an objection form. A completed objection form needs to be faxed to Citibank, N.A., depositary of POSCO, prior to 4:00 p.m. (New York time) on May 10th, 2019 at +1-201-222-4593 (attn.: Jayne Whalen).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: April 24, 2019	By	/s/ Lim, Seung-Kyu
(Signature)
		Name:	Lim, Seung-Kyu
		Title:	Executive Vice President